[Capital One Corporation Letterhead]

July 6, 2006

CAPITAL ONE FINANCIAL CORPORATION

Donald A. Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Amended Form 10-K for the Fiscal Years Ended December 31, 2005 and 2004
Amended Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005
File No. 001-13300

Ladies and Gentlemen:

On behalf of Capital One Financial Corporation (the “Company”), and pursuant to the Staff’s letter dated July 6, 2006, commenting on their review of the above-referenced financial statements and disclosures (“Comment letter”), please find enclosed herewith for filing, the Company’s corresponding responses and supplemental information. Capitalized terms not defined herein have the meanings set forth in the above referenced statements.

Form 10-K for the fiscal year ended December 2005

Consolidated Financial Statements

Note 1—Significant Accounting Policies

Loan Securitizations, page 79

Comment No. 1

We note your response to comments 1 and 2 from our letter dated June 30, 2006 in which you state that securitization decisions are made subsequent to origination of the loan and your intent with respect to the loans ultimately securitized only changes when a securitization transaction is contemplated. Please reconcile these assertions with your statement in your July 5, 2006 response letter that loans expected to be securitized within three months following the balance sheet date are excluded from the allowance for loan loss calculation.

CAPITAL ONE FINANCIAL CORPORATION

It seems that if you are able to determine which loans should be excluded from the allowance for loan losses calculation, you would be able to make similar determinations about held-for-sale classification upon origination or acquisition of the loans.

Response:

You have asked us to reconcile our intent at origination to hold loans for investment purposes with our practice of considering future securitization activity in the development of the allowance for loan losses at each balance sheet date. We have indicated that it is our intent at origination to hold credit card loans for investment purposes until such point that our intent changes. Our change in intent is based upon a number of considerations including:

•	the anticipated growth in the overall loan portfolio,
•	the total mix of funding and liquidity available to the Corporation from various sources (debt, equity, deposits, securities, cash, etc.),
•	regulatory considerations including: mix of asset types, credit concentration, and regulatory capital; and
•	the demand for our securitization paper in the marketplace.

Our ability to accurately predict securitization activity in the foreseeable future is only at the balance sheet date because these factors are subject to change based upon current facts and circumstances.

As noted previously, if as of the balance sheet date, securitization transactions are contemplated in the foreseeable future, we consider a pool of credit card loans as held for sale at that time for purposes of calculating the allowance for loan losses. The Company develops an allowance for loan losses for credit card loans on a homogeneous pool basis. In accordance with SFAS 5, the allowance for loan losses is required to reflect the losses inherent in the loan portfolio at each balance sheet date. As such, the allowance for loan losses should reflect the impact of future securitization volumes on loan losses.

Based on a thorough review and contemplation of all relevant guidance including SOP 01-6 and SFAS 102 we believe that we have appropriately accounted for and disclosed our investment in and subsequent securitization of credit card loans.

Comment No. 2

We note that you have classified proceeds related to the securitization of consumer loans as investing activities based on your original intent and classification of the loans as held for investment. However, using the example provided in your June 22, 2005 response to comment 1, please tell us how you determined that the decision not to classify these receivables as held-for-sale

Capital One Confidential

CAPITAL ONE FINANCIAL CORPORATION

would have been quantitatively immaterial to your consolidated statements of income and cash flows for each quarterly and annual period presented.

Response:

As indicated above, we believe that we have appropriately reflected cash proceeds related to the securitization of consumer loans as investing activities in accordance with paragraph 9 of SFAS 102. However, you have requested that we provide a quantitative analysis of materiality to our statement of cash flows had we originally classified these loans as held-for-sale. The table below reflects the reclassification of loans expected to be securitized in the foreseeable future (three months after the balance sheet date) from investing activities to operating activities for the three-year period ended December 31, 2005:

2003	To Operating Activities from Investing Activities
three months ended March 31	(884,250)
six months ended June 30	(2,350,000)
nine months ended September 30	(574,375)
year end December 31	(810,000)

2004	To Operating Activities from Investing Activities
three months ended March 31	532,812
six months ended June 30	(350,500)
nine months ended September 30	(189,605)
year end December 31	635,000

2005	To Operating Activities from Investing Activities
three months ended March 31	(129,625)
six months ended June 30	(430,000)
nine months ended September 30	32,000
year end December 31	307,000

Capital One Confidential

CAPITAL ONE FINANCIAL CORPORATION

For each period presented, the difference would not have impacted our absolute cash position and would not have significantly altered the total mix of information made available to our investors related to our securitization program. We believe that our financial statements have provided sufficient information surrounding our securitization activities and comparable to industry practices and would not have changed the investment decisions of a prudent investor. In addition, the reclassification to operating cash flows would not have impact on any debt covenants, contract provisions, regulatory requirements, or relevant performance metrics.

Please contact me at (703)720-1080, or Susan McFarland at (804)290-2003, to discuss the issues addressed in this letter.

Sincerely,

/s/ GARY L. PERLIN

Gary L. Perlin

Chief Financial Officer

Capital One Confidential